Mail Stop 0407

      						July 12, 2005


Mr. Richard B. Berliner
Chief Executive Officer
NOVO Networks, Inc.
6440 North Central Expressway, Suite 620
Dallas, TX  75206

	RE:	Novo Networks, Inc.
      Form 10-K for the year ended June 30, 2004
		Filed September 24, 2004

      Form 8-K/A dated February 18, 2005
      Filed May 9, 2005 and July 7, 2005
		File No. 0-28579

Dear Mr. Berliner:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.



							Sincerely,



							Larry Spirgel
							Assistant Director
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Mr. Richard B. Berliner
Novo Networks, Inc.
May 17, 2005
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